Cathay Securities, Inc.

40 Wall Street, Suite 3600

New York, NY 10005

May 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary, Esq.

Re:	Pitanium Limited
Registration Statement on Form F-1, as amended
File No. 333-284998 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request by Pitanium Limited that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4: 15 p.m. on May 27, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very Truly Yours, Cathay Securities, Inc.

By:	/s/ Xiaoyu Li
Name:	Xiaoyu Li
Title:	Chief Executive Officer

cc:	Fang Liu, Esq. of VCL Law LLP